UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jones, David A.
   500 W. Main St.
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 31, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board and Interim Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common(1)                  |8/31/9|J(6)|V|382,163           |D  |           |1,539,115          |I     |FLP (2)                    |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |      |    | |                  |   |           |152,808            |I     |FLP-96(3)                  |
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Common(1)                  |      |    | |                  |   |           |1,385              |I     |Wife                       |
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Common(1)                  |8/31/9|J(6)|V|382,163           |A  |           |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |8/31/9|J(6)|V|382,163           |D  |           |0                  |I     |DAJ98-GRAT(6)              |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |8/10/9|P   | |205,000           |A  |$9.875     |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |8/10/9|P   | |5,000             |A  |$9.8125    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |8/11/9|P   | |90,000            |A  |$9.875     |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |8/11/9|P   | |100,000           |A  |$9.5625    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |8/11/9|P   | |100,000           |A  |$9.50      |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |8/12/9|P   | |73,000            |A  |$9.4375    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |8/13/9|P   | |27,000            |A  |$9.5625    |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |8/31/9|J(6)| |382,163           |A  |           |6,848,690          |D     |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option(4)             |19.3125 |     |    | |           |   |11/14|11/14|Common(1)   |300,000|       |300,000     |D  |            |
                      |        |     |    | |           |   |/97  |/06  |            |       |       |            |   |            |
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Option(4)             |18.8125 |     |    | |           |   |01/09|01/09|Common(1)   |170,000|       |170,000     |D  |            |
                      |        |     |    | |           |   |/98  |/07  |            |       |       |            |   |            |
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Option(5)             |21.25   |     |    | |           |   |1/2/9|1/2/0|Common(1)   |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |9    |8    |            |       |       |            |   |            |
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Option(5)             |18.7813 |     |    | |           |   |1/4/0|1/4/0|Common(1)   |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |0    |9    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on
February 14, 1996, and amended as of May 27, 1998 and March 1, 1999, pursuant to the Company Rights
Agreement, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) Shares held by Family Limited Partnership ("FLP") of which my wife and I are General Partners and Trusts established by each of us are Limited Partners, together with a Family Charitable Foundation. I disclaim beneficial ownership of Company stock held by the FLP except to the extent of my pecuniary interest.
(3) Shares held by 96 A/J Family Limited Partnership ("FLP-96") of which my wife and I are General Partners, and together with a Family Charitable Foundation are Limited Partners. I disclaim beneficial ownership of Company stock held by the FLP-96 except to the extent of my pecuniary interest.
(4)  Right to buy pursuant to Company's 1996 Stock Incentive Plan for
Employees.
(5) Right to buy pursuant to Company's 1989 Stock Option Plan for Non-Employee Directors.
(6) Shares held by David A. Jones 1998 Trust ("DAJ98-GRAT") of which I am Settlor and Trustee. I disclaim beneficial ownership of Company stock held by the DAJ98-GRAT except to the extent of my pecuniary interest.